CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

THE PUBLIC TENDER OFFER TO ACQUIRE BANAGRICOLA’S SHARES BY BANCOLOMBIA
(PANAMA) S.A. WAS SUCCESSFULLY COMPLETED

Medellín, Colombia, May 10, 2007
Upon expiration of the public tender offer which simultaneously commenced in El Salvador and Panama by BANCOLOMBIA (PANAMA) S.A. (“Bancolombia Panama”), a subsidiary of BANCOLOMBIA S.A., for the acquisition of not less than 53.089144 % and up to of 100 % of the outstanding shares of BANAGRICOLA S.A., the acceptances received represented an 89.15% of the Banagricola’s outstanding shares.
According to the audited report of the Central Latinoamericana de Valores, as of May 8, 2007, the last day of the tender offer, Banagricola’s shareholders tendered 16,817,633 of a total of 18,865,000 Banagricola’s outstanding shares. The purchase price was USD 47.044792 per share amounting to a total of USD 791,182,046.41.
On May 16, 2007, the settlement date, the conglomerado financiero Banagrícola will be controlled by BANCOLOMBIA S.A. through its subsidiary Bancolombia Panama.
In addition, in a transaction that would allow Bancolombia Panama to acquire the control of an additional 9.59% of the Banagricola’s capital, Bancolombia Panama entered into an agreement with the controlling shareholders of Bienes y Servicios S.A. (BYSSA) in order to acquire at least 50.8349% and up to 100% of the total of the outstanding shares of BYSSA. The purchase price is USD10.65 per share for a total amount of up to US75 million in cash.
As soon as the required authorizations are obtained, a public tender offer will be launched in El Salvador in order to acquire the total of outstanding common shares of BYSSA. If this transaction is completed, the total participation of Bancolombia Panama in the Banagricola’s capital could increase to 98.74%.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Mauricio Botero
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 10, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance